BB 3/7

05037367

SE MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44432

FEB 2 5 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waterous Securities (U.S.A.) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 500, 301 - 8th Avenue S.W.
(No. and Street)

Calgary (City) Alberta Canada (State) T2P 1C5 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Wendy Brown (403) 261-4245
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

3000, 700 - 2nd Street S.W. (Address) Calgary (City) Alberta Canada (State) T2P 0S7 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/05

OATH OR AFFIRMATION

I, James Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waterous Securities (U.S.A.) Inc., as of February 24, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice-President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada
Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

February 1, 2005

To the Board of Directors
Waterous Securities (U.S.A.) Inc.
600, 301 - 8th Avenue SW
Calgary AB T2P 1C3

Dear Sirs:

In connection with our audit of the financial statements of Waterous Securities (U.S.A.) Inc. at December 31, 2004, we advise you that, during our audit, we found no substantive inadequacies in the internal controls of the Corporation and do not wish to make any recommendations in this regard at the present time.

Yours very truly,

Deloitte & Touche LLP

Chartered Accountants

Financial Statements of

WATEROUS SECURITIES (U.S.A.) INC.

December 31, 2004 and 2003

Deloitte.

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

Auditors' Report

To the Shareholders of
Waterous Securities (U.S.A.) Inc.:

We have audited the balance sheets of **Waterous Securities (U.S.A.) Inc.** as at December 31, 2004 and 2003 and the statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Calgary, Alberta
February 1, 2005

WATEROUS SECURITIES (U.S.A.) INC.

Statements of Operations and Retained Earnings

Years Ended December 31, 2004 and 2003
(Stated in U.S. Dollars)

	2004 $	2003 $
REVENUE	35,382	436
EXPENSES	13,687	20,380
NET EARNINGS (LOSS)	21,695	(19,944)
RETAINED EARNINGS, BEGINNING OF YEAR	4,783	24,727
RETAINED EARNINGS, END OF YEAR	26,478	4,783

Statements of Cash Flows

Years Ended December 31, 2004 and 2003
(Stated in U.S. Dollars)

	2004 $	2003 $
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING		
Net earnings (loss)	21,695	(19,944)
Changes in non-cash working capital	(35,845)	5,295
	(14,150)	(14,649)
FINANCING		
Advances from parent company	14,513	20,085
NET INCREASE IN CASH	363	5,436
CASH, BEGINNING OF YEAR	83,485	78,049
CASH, END OF YEAR	83,848	83,485

WATEROUS SECURITIES (U.S.A.) INC.

Balance Sheets
December 31, 2004 and 2003
(Stated in U.S. Dollars)

	2004 $	2003 $
ASSETS		
CURRENT		
Cash	**83,848**	83,485
Accounts receivable (Note 5(a))	**-**	165
Prepaid expenses and deposits	**2,359**	1,489
Due from affiliate (Note 5(b))	**34,997**	-
	121,204	85,139
Organization costs	**796**	796
	122,000	85,935
LIABILITIES		
CURRENT		
Accounts payable	**2,355**	2,498
Due to parent company (Note 5(b))	**73,167**	58,654
	75,522	61,152
SHAREHOLDERS' EQUITY		
Share capital (Note 4)	**20,000**	20,000
Retained earnings	**26,478**	4,783
	46,478	24,783
	122,000	85,935

SIGNED ON BEHALF OF THE BOARD

.... **Director**

.... **Director**

Notes to the Financial Statements
Years Ended December 31, 2004 and 2003
(Stated in U.S. Dollars)

1. INCORPORATION

The Corporation was incorporated on November 26, 1991 under the provisions of the Business Corporations Act (Alberta) for the purpose of investment banking. By Articles of Amendment dated December 17, 1991, the Corporation changed its name from 511420 Alberta Inc. to Waterous Securities (U.S.A.) Inc. The Corporation is a wholly-owned subsidiary of Waterous Securities Inc., a company incorporated in Alberta.

The Corporation is operating pursuant to a (K)(2)(i) exemption from the Securities and Exchange Commission Rule 15c3-3.

2. SIGNIFICANT ACCOUNTING POLICIES

Organization costs

Intangible assets with an indefinite life are not amortized, but are tested for impairment at least annually based on estimated future cash flows. No organization cost impairment write downs were required during the year.

Income taxes

The Corporation follows the liability method for accounting for income taxes.

Revenue recognition

The Corporation recognizes revenue as services are rendered, provided collection is reasonably assured.

3. INCOME TAXES

At December 31, 2004, the Corporation had non-capital losses available to be carried forward against future taxable income in the amount of approximately $400 (2003 - $21,000), which expires in 2010. At December 31, 2004, the Corporation had a net future income tax asset which has not been recognized.

4. SHARE CAPITAL

Authorized
Unlimited number of Class A common voting shares
Unlimited number of Class B common voting shares
Unlimited number of Class C common voting shares
Unlimited number of Class D common non-voting shares
Issued
Class A shares

	Number of Shares	**Amount $**
Balance - December 31, 2004, 2003 and 2002	2,000	**20,000**

5. RELATED PARTY TRANSACTIONS

a) Investment banking services

The Corporation provides investment banking services to a related corporation, Waterous International (USA) Inc., and collected the fee for these services on behalf of the Corporation.

b) Due to parent company

The Corporation periodically receives advances from its parent company, Waterous Securities Inc. These advances are unsecured and non-interest bearing with no fixed terms of repayment.

Notes to the Financial Statements
Years Ended December 31, 2004 and 2003
(Stated in U.S. Dollars)

6. SUPPLEMENTARY INFORMATION

As required by the National Association of Securities Dealers ("NASD"), the Corporation must annually provide a computation of net capital.

	Net Capital Computation	
	2004	2003
	$	$
Cash	**83,848**	83,485
Total liabilities	**75,522**	61,152
Net capital	**8,326**	22,333

	Excess of Net Capital Computation	
	2004	2003
	$	$
Net capital	**8,326**	22,333
Required capital	**5,035**	5,000
Excess	**3,291**	17,333

There are no material differences between the calculation of net capital as set out above and as separately calculated by management of the Corporation.